Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email:	jha@stevenslee.com
Direct Fax:	(610) 371-7960

July 27, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 23, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the comment letter dated July 7, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1, as amended (the “Form S-1”).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements, page 53

Note 13 – Segment Information, page F-19

1.
We note your response to comment three of our letter dated June 17, 2011. In order to help us more clearly understand your response, please provide us with the financial information/reports your CODM uses to evaluate the company and/or demonstrate to us that the gross margin of your tobacco film, coated film and color printing product operating segments are similar. These reports should be provided for the years ended December 31, 2009 and 2010, and for the interim period ended March 31, 2011.

Securities and Exchange Commission	Page 2
July 27, 2011

Based on the Staff’s comment and discussions between the Company and Mr. John Cash, Accounting Branch Chief, the Company has provided the following analysis of its segment reporting.

Below is a table showing the gross margin analysis requested by the Staff:

	As of Dec 31,2009
	Sales	Cost of Sale	Gross profit	Gross margin
BOPP tobacco film	13,831,579	10,676,162	3,155,417	22.81%
coated film	10,242,579	10,269,803	-27,224	-0.27%
color printing products	2,650,225	2,793,293	-143,068	-5.40%
anti-counterfeiting	7,792,443	6,186,246	1,606,197	20.61%
Total	34,516,827	29,925,504	4,591,323	13.30%

	As of Dec 31,2010
	Sales	Cost of Sale	Gross profit	Gross margin
BOPP tobacco film	16,830,884	12,483,901	4,346,983	25.83%
coated film	23,474,569	21,021,433	2,453,136	10.45%
color printing packaging	3,707,089	4,086,181	-379,092	-10.23%
anti-counterfeiting	14,152,869	10,769,560	3,383,309	23.91%
Total	58,165,410	48,361,075	9,804,335	16.86%

	As of Mar.31 2011
	Sales	Cost of Sale	Gross profit	Gross margin
BOPP tobacco film	8,035,528	6,391,395	1,644,133	20.46%
coated film	4,916,372	4,323,818	592,554	12.05%
color printing packaging	1,656,174	1,694,268	-38,094	-2.30%
anti-counterfeiting	1,298,771	1,130,257	168,514	12.97%
Total	15,906,845	13,539,738	2,367,107	14.88%

In accordance with ASC 280-10-50-11, Shiner has aggregated its BOPP tobacco film, coated film and color printing products into one operating segment because management believes that the three products demonstrate similar economic characteristics.   ASC 280 does not provide a bright-line to help measure or define similar economic characteristics. An example of similar economic characteristics in ASC 280-10-50-11 is gross margin.  Although the gross margins for these three products vary, management believes that these three products have other economic characteristics that need to be considered.  Shiner has divided its products into two operating segments, flexible packaging films and advanced films, according to different production processes, properties, patents and end customers. For the flexible packaging segment (BOPP tobacco film, coated film and color printing products), they have similar raw materials, production processes, end customers and regulatory environment.  Some examples of similar economic characteristics are listed below:

•	The tobacco film, coated film and color printing products use similar raw materials related to the chemical products, such as polypropylene, polyethylene, etc.

•	They have similar production processes because they all become finished packaging product through extrusion, film-making and further processing.

Securities and Exchange Commission	Page 3
July 27, 2011

•
They have similar end customers in the lead manufacturers of food and commodity.  According to the demand of the customers themselves, the tobacco film, coated film and color printing products are applicable to a variety of products of the same customers respectively, such as cigarette, commodity and food.

•	They provide a similar service as a safe packaging solution.

•
They have a similar regulatory environment because they all are subject to the same policy regulation of packaging, GB9685-2008 released by the National Development and Reform Committee and the Food Safety Law of the People's Republic of China.

The three products in Shiner’s flexible packaging films segment (BOPP tobacco film, coated film and color printing products) have a similar cost structure in their respective cost of goods sold, although their gross margins (which is a function of the selling price) are not similar.

Due to the similar production process and raw materials, BOPP tobacco film, coated film and color printing products all have similar cost proportion structure. As shown in the following table, in 2009, the proportion of raw material cost for the BOPP tobacco film, coated film and color printing products was 73%, 76%, and 76%, respectively, and the proportion of production cost for BOPP tobacco film, coated film, and color printing products was 27%, 24% and 24%, respectively. In 2010, the proportion of raw material cost for the BOPP tobacco film, coated film and color printing products was 74%, 82%, and 79%, respectively, and the proportion of production cost for BOPP tobacco film, coated film, and color printing products was 26%, 18% and 27%, respectively. In the first quarter of 2011, the proportion of raw material cost for the BOPP tobacco film, coated film and color printing products was 76%, 73%, and 78%, respectively, and the proportion of production cost for BOPP tobacco film, coated film, and color printing products was 24%, 27% and 22%, respectively.

		1Q 2011		FY 2010		FY2009
		Amount $	%	Amount $	%	Amount $	%
BOPP tobacco film	Raw material	4,887,309	76%	9,217,374	74%	7,786,491	73%
	Overhead	1,504,086	24%	3,266,527	26%	2,889,671	27%
	Total	6,391,395	100%	12,483,901	100%	10,676,162	100%

Coated film	Raw material	3,150,173	73%	17,237,575	82%	7,780,970	76%
	Overhead	1,173,645	27%	3,783,858	18%	2,488,833	24%
	Total	4,323,818	100%	21,021,433	100%	10,269,803	100%

Color printing products	Raw material	1,325,006	78%	3,221,170	79%	2,119,040	76%
	Overhead	369,262	22%	865,011	21%	674,253	24%
	Total	1,694,268	100%	4,086,181	100%	2,793,293	100%

Although the three products in Shiner’s flexible packing segment have different gross margins, management believes that it has appropriately aggregated these three products into one segment in accordance with ASC 280-10-50-11 since all three products exhibit other similar economic characteristics as described above.

Securities and Exchange Commission	Page 4
July 27, 2011

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours, STEVENS & LEE /s/ Jacquelyn A. Hart Jacquelyn A. Hart

cc:	Mr. Qingtao Xing
William W. Uchimoto, Esq.